Telix Pharmaceuticals Limited ACN 616 620 369 55 Flemington Road North Melbourne Victoria, 3051 Australia ASX ANNOUNCEMENT Page 1 Telix Strengthens Board with Additional Director Appointments Melbourne (Australia) and Indianapolis, IN (U.S.) – April 9, 2026. Telix Pharmaceuticals Limited (ASX: TLX, NASDAQ: TLX, “Telix”) today announces two additional Non-Executive Director (NED) appointments, effective May 11, 20261, as part of Board expansion and succession planning: • Maria Rivas, MD is an experienced public company board director and S&P 100 senior pharmaceutical executive with more than 25 years’ experience in late-stage clinical development, commercialization and governance leadership. Dr. Rivas currently serves on the board of directors of The Cooper Companies, Inc. (NASDAQ: COO), a medical technology company, and also served as an independent director for Medidata (NASDAQ: MDSO) from 2018-2019 until its successful merger with Dassault Systèmes. Dr. Rivas spent over 25 years in healthcare developing and commercializing medical devices and pharmaceutical products across multiple therapeutic areas including oncology, rare diseases and neurosciences, most recently as Chief Medical Officer at Pfizer, Inc. (NYSE: PFE). She has managed global operations of several thousand data scientists, healthcare experts and field staff, and overseen the launch of multiple blockbuster medical products. Dr. Rivas holds a B.A. in Biochemistry from Brandeis University and an MD from Columbia University’s Vagelos College of Physicians and Surgeons. She completed residency training in Internal Medicine and a fellowship in Endocrinology at New York-Presbyterian Hospital. • William (Bill) Jellison is a public company director and corporate finance leader with over 30 years’ experience, including audit committee leadership in large, regulated operating environments. He currently serves on the board of directors of Medtronic plc (NYSE: MDT), Anika Therapeutics, Inc. (NASDAQ: ANIK), Avient Corporation (NYSE: AVNT), Solenis LLC, and Young Innovations, Inc., and until recently served as a director of Masimo Corporation (NASDAQ: MASI). During his executive career, Mr. Jellison most recently served as Vice President and CFO of Stryker Corporation (NYSE: SYK), overseeing international finance, SEC reporting, mergers and acquisitions, and capital allocation. He holds a B.A. in Business Administration from Hope College. Telix Interim Chair, Dr. Mark Nelson, commented on the appointments, “We are delighted to welcome Maria and Bill, highly accomplished Non-Executive Directors whose collective experience in U.S. public company governance, financial oversight and clinical leadership will significantly enhance the Board’s capability. Along with the recent addition of David Gill, these appointments are well aligned with Telix’s evolution as a dual-listed, global, commercial stage biopharmaceutical company.” About Telix Pharmaceuticals Limited Telix is a global biopharmaceutical company focused on the development and commercialization of radiopharmaceuticals with the goal of addressing significant unmet medical need in oncology and rare diseases. Telix is headquartered in Melbourne (Australia) with international operations in the United States, United Kingdom, Brazil, Canada, Europe (Belgium and Switzerland) and Japan. Telix is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (NASDAQ: TLX). 1 Subject to grant of Australian Director Identification numbers.

Page 2 Visit www.telixpharma.com for further information about Telix, including details of the latest share price, ASX and U.S. Securities and Exchange Commission (SEC) filings, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on LinkedIn, X and Facebook. Telix Investor Relations (Global) Ms. Kyahn Williamson SVP Investor Relations and Corporate Communications kyahn.williamson@telixpharma.com Telix Investor Relations (Australia) Ms. Charlene Jaw Associate Director Investor Relations charlene.jaw@telixpharma.com Telix Investor Relations (U.S.)  Ms. Annie Kasparian  Director Investor Relations and Corporate Communications  annie.kasparian@telixpharma.com Media Contact Eliza Schleifstein 917.763.8106 (Mobile) Eliza@schleifsteinpr.com This announcement has been authorized for release by the Telix Pharmaceuticals Limited Board of Directors. Legal Notices Cautionary Statement Regarding Forward-Looking Statements. You should read this announcement together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F filed with the SEC, or on our website. The information contained in this announcement is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this announcement are subject to change without notification.  To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement. This announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as “may”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “outlook”, “forecast” and “guidance”, or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix’s good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix’s business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix’s business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress, completion and results of Telix’s preclinical and clinical trials, and Telix’s research and development programs; Telix’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix’s product candidates, including TLX101-Px and TLX250-Px, manufacturing activities and product marketing activities; Telix’s sales, marketing and distribution and manufacturing capabilities and strategies; the commercialization of Telix’s product candidates, if or when they have been approved; Telix’s ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix’s expenses, future revenues and capital requirements; Telix’s financial performance; developments relating to Telix’s competitors and industry; the anticipated impact of U.S. and foreign tariffs and other macroeconomic conditions on Telix’s business, including as a result of war or other geopolitical conflicts; and the pricing and reimbursement of Telix’s product candidates, if and after they have been approved. Telix’s actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements. ©2026 Telix Pharmaceuticals Limited. All rights reserved.